EXHIBIT 23.01

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors

Electronic Arts Inc.:

We consent to incorporation by reference in Amendment No. 1 to the registration statement dated August 29, 2003 on Form S-3 of Electronic Arts Inc. to be filed on or about August 29, 2003, of our reports dated May 5, 2003, relating to the consolidated balance sheets of Electronic Arts Inc. and subsidiaries, as of March 31, 2003 and 2002, the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003, and the related financial statement schedule, which reports appear in the March 31, 2003 annual report on Form 10-K of Electronic Arts Inc., and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for goodwill.

/s/ KPMG LLP

Mountain View, CA

August 29, 2003